UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

            Schedule 13D                            ----------------------------
Under the Securities Exchange Act of 1934                   OMB APPROVAL
       (Amendment No. _________)*                   ----------------------------
                                                    OMB Number: 3235-0145
                                                    ----------------------------
                                                    Expires: October 31, 2002
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per response. . . 14.9
                                                    ----------------------------

                        Sforza Enterprises, Inc. (SFZAU)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  818793 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis W. Mountzoures
                               The Halo Group LLC
                            1661 Worcester Road #202
                              Framingham, MA 01701
                                  508-820-1199
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                             Laura E. Arnoff, Esq.
                                    LEA, P.A.
                             120 S. Olive Ave. #502
                            West Palm Beach, FL 33401
                                  561-514-0936
--------------------------------------------------------------------------------
                   (With a Copy Provided to the Above Person)


                                  April 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  818793 20 0              13D           Page    2    of    5    Pages
                                                       ------      ------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     The Halo Group, LLC           E.I.N.  04-3546365
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Working Capital

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              451,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              451,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00   (Limited Liability Company)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  818793 20 0              13D           Page    3    of    5    Pages
                                                       ------      ------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

      The title of the class of securities to which this filing relates is common stock, par value $.01, per share (the "Common Stock"), of Sforza Enterprises, Inc., a Florida corporation (the "Company"). The Issuer's principal executive offices are located at 120 S. Olive Avenue, Suite 501, West Palm Beach, Florida 33401.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  This statement is filed by the Halo Group, LLC.

     (b) The principal business address of the Halo Group, LLC is 1661 Worcester Road, #202, Framingham, MA 01701. The Halo Group, LLC is a limited liability Company formed in and pursuant to the laws of Massachusetts.

     (c) The general business of The Halo Group, LLC is for real estate management and development, and to make investments in both public and private entities.

     (d) During the last five years neither the Halo Group, LLC nor its principal has been convicted in a criminal proceeding.

     (e) During the last five years, neither the Halo Group, LLC nor its principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in he or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Halo Group, LLC is a Massachusetts Limited Liability Company.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

      The Halo Group, LLC purchased the shares in a private transaction for a price of Two Hundred Thousand Dollars ($200,000) or approximately $.44 per share. The source of funds is working capital. The purchase agreement provides for an initial payment of $50,000 and twelve subsequent payments of $12,500. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The Halo Group, LLC purchased the shares from Joseph Visconti, who had held the shares for in excess of two (2) years. The Halo Group, LLC did not make any previous acquisitions of the Issuer's shares nor does it presently intend to do so in the future.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The purpose of the acquisition of securities of the issuer is for long-term investment. Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No.  818793 20 0              13D           Page    4    of    5    Pages
                                                       ------      ------

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) The Halo Group, LLC owns an aggregate of 451,000 shares of common stock of the Issuer, which represents 26.37% of the total 1,710,000 shares of common stock issued and outstanding as of March 31, 2001. The number of shares outstanding was obtained from the Company's most recent filing on Form 10-QSB, filed with the SEC on May 10, 2001.

     (b) The Halo Group, LLC has sole voting and dispositive power of all 451,000 shares.

     (c)  None.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than standard default provisions, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to the securities of the Issuer, which would subject the securities to a contingency the occurrence of which would give another person voting power or investment power over such securities. Although the disposition of the securities is and remains in the sole discretion of the Halo Group, LLC, the purchase agreement between the Halo Group, LLC and Joseph Visconti provides that, if and when the Halo Group, LLC disposes of the securities, it will split any proceeds over and above the $200,000 purchase price, equally (50/50) with Joseph Visconti. The Halo Group, LLC has sole and complete power to determine the time and amount of any disposition of securities and to all other aspects relating to the securities.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

          Not Applicable.

--------------------------------------------------------------------------------

CUSIP No.  818793 20 0              13D           Page    5    of    5    Pages
                                                       ------      ------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 23, 2001
                                        ----------------------------------------
                                                         (Date)


                                         /s/ Louis W. Mountzoures
                                        ----------------------------------------

                                             Louis W. Mountzoures
                                             The Halo Group, LLC
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).